

October 2, 2014

Via E-mail
Aaron P. Graft
Chief Executive Officer
Triumph Bancorp, Inc.
12700 Park Central Drive, Suite 1700
Dallas, TX 75251

Re: **Triumph Bancorp, Inc.**
        Registration Statement on Form S-1
        Filed September 19, 2014
        File No. 333-198838

Dear Mr. Graft:

We have reviewed your registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on September 19, 2014

General

1.   We note your response to comment two in our letter dated September 4, 2014 and reissue in part. Please revise your filing to include all information that may not properly be excluded pursuant to Rule 430A under the Securities Act of 1933.

Security Ownership of Beneficial Owners and Management, page 132

2.   We note your response to comment ten in our letter dated September 4, 2014 and reissue in part. Revise footnotes (2) and (3) to disclose the natural person or persons who have or share voting or investment power for each beneficial owner.

Exhibit Index

3. We note your response to comment thirteen in our letter dated September 4, 2014 and note several exhibits remain outstanding. Please continue to file your outstanding exhibits to allow adequate time for staff review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale

Senior Staff Attorney

cc: <u>Via E-mail</u>
       Mark F. Veblen, Esq.